Exhibit 1.1

Lock-Up and Support Agreement

This Lock-Up and Support Agreement, dated March 13, 2015 (this “Agreement”), is by and among Liquid Holdings Group, Inc., a Delaware corporation (the “Company”), Robert W. Pereira, a natural person (“Pereira”) and The Middlesex Corporation, a Massachusetts corporation (“Middlesex Corp” and, together with Pereira, “Middlesex”).

RECITALS

WHEREAS, Middlesex is deemed to beneficially own shares of common stock of the Company, par value $0.0001 (the “Common Stock”) totaling, in the aggregate, 3,902,951 shares, or approximately 6.5%, of the Common Stock issued and outstanding on the date hereof;

WHEREAS, Pereira is seeking to acquire from Ferdinand Holdings LLC and LT World Partners LLC (collectively, “Ferdinand”) an additional 1,988,259 and 68,491 shares of Common Stock, respectively (collectively, the “Ferdinand Shares”), which acquisition is restricted by a lock-up agreement in the Company’s favor entered into by Ferdinand and the other parties thereto, as amended (the “Ferdinand Lock-Up”);

WHEREAS, Ferdinand attempted to transfer a portion of the Ferdinand Shares to Pereira pursuant to a Confidential Option Exercise and Stock Purchase Agreement, dated as of September 15, 2014 (the “Option Agreement”), which Option Agreement was entered into by Ferdinand in breach of his obligations under the Ferdinand Lock-Up;

WHEREAS, Ferdinand and Pereira have requested the Company’s consent to Pereira’s acquisition of the Ferdinand Shares and, in connection therewith, Middlesex has expressed its willingness to be bound by restrictions similar to those in the Ferdinand Lock-Up; and

WHEREAS, the Board of Directors of the Company (the “Board”) has waived the breach of the Ferdinand Lock-Up occasioned by the Option Agreement and has consented to the proposed transfer of the Ferdinand Shares on the condition that Middlesex agree to be bound by restrictions similar to those in the Ferdinand Lock-Up;

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Standstill.

(a)	Middlesex agrees that from the date of this Agreement until the earlier of (i) May 31, 2016 and (ii) the date that is one day after the 2016 Annual Meeting of shareholders of the Company (the “Standstill Period”), no member of Middlesex shall, directly or indirectly, and each member of Middlesex shall cause each Middlesex Affiliate (as defined below) not to, directly or indirectly:

(i)	solicit proxies or written consents of stockholders or conduct any other type of referendum (binding or non-binding) with respect to, or from the holders of, the Voting Securities (as defined below), or become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) in or assist any Third Party (as defined herein) in any “solicitation” of any proxy, consent or other authority (as such terms are defined under the Exchange Act) to vote any shares of the Voting Securities (other than such encouragement, advice or influence that is consistent with Company management’s recommendation in connection with such matter);

(ii)	encourage, advise or influence any other person or assist any Third Party in so encouraging, advising or influencing any person with respect to the giving or withholding of any proxy, consent or other authority to vote or in conducting any type of referendum (other than such encouragement, advice or influence that is consistent with Company management’s recommendation in connection with such matter);

(iii)	other than with respect to its Affiliates, form or join in a partnership, limited partnership, syndicate or other group, including a “group” as defined under Section 13(d) of the Exchange Act, with respect to the Voting Securities, or otherwise support or participate in any effort by a Third Party with respect to the matters set forth in clauses (i), (vii), or (viii) herein;

(iv)	present at any annual meeting or any special meeting of the Company’s stockholders or through action by written consent any proposal for consideration for action by stockholders or seek the removal of any member of the Board or propose any nominee for election to the Board or seek representation on the Board;

(v)	knowingly sell, offer or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, the Ferdinand Shares or any rights decoupled from the underlying Ferdinand Shares to any person or entity not a party to this agreement (a “Third Party”) that would result in such Third Party, together with its Affiliates, owning, controlling or otherwise having any beneficial or other ownership interest in the aggregate of 5% or more of the shares of Common Stock outstanding at such time or would increase the beneficial or other ownership interest of any Third Party who, together with its Affiliates, has a beneficial or other ownership interest in the aggregate of 5% or more of the shares of Common Stock outstanding at such time, except in each case in a transaction approved by the Board;

(vi)	grant any proxy, consent or other authority to vote with respect to any matters (other than to the named proxies included in the Company’s proxy card for any annual meeting or special meeting of stockholders) or deposit any of the Ferdinand Shares in a voting trust or subject them to a voting agreement or other arrangement of similar effect with respect to any annual meeting (except as provided in Section 1(b) below), special meeting of stockholders or action by written consent (excluding customary brokerage accounts, margin accounts, prime brokerage accounts and the like);

(vii)	make, or cause to be made, any public statement or announcement, including in any filing with the U.S. Securities and Exchange Commission (the “SEC”) or through the press, media or other person, that disparages, criticizes, calls into disrepute, defames or slanders the Company, or the Company’s subsidiaries, Affiliates, successors, assigns, officers, directors, employees, agents, attorneys, financial advisors or other representatives, or any of their offerings or services in any manner;

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(viii)	except as previously agreed by the Company, or if required as compulsory claims arising out of a separate action initiated by the Company or any third-party, voluntarily institute, solicit or join, as a party, any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions)

(ix)	without the prior approval of the Board, with respect to the Ferdinand Shares only, separately or in conjunction with any other person or entity in which it is or proposes to be either a principal, partner or financing source or is acting or proposes to act as broker or agent for compensation, propose or participate in, effect or seek to effect, any tender offer or exchange offer, merger, acquisition, reorganization, restructuring, recapitalization or other business combination involving the Company or any of its subsidiaries or its or their securities or a material amount of the assets or businesses of the Company, any of the Company’s Affiliates, or any subsidiary, business, venture or division of the foregoing, or encourage, initiate or support any other Third Party in any such activity; provided, however, that notwithstanding the foregoing Middlesex may make a private proposal to the Board if delivering such private proposal will not reasonably likely require public disclosure of such proposal by the Company or any other person;

(x)	enter into any discussions, negotiations, arrangements or understandings with any Third Party with respect to the matters set forth in this Section 1; or

(xi)	request, directly or indirectly, any amendment or waiver of the foregoing in a manner that would reasonably likely require public disclosure by Middlesex or the Company.

(b)	Until the end of the Standstill Period, Middlesex and the Middlesex Affiliates shall cause all Ferdinand Shares owned by them directly or indirectly, whether owned of record or Beneficially Owned (as defined below), as of the record date for any annual or special meeting of stockholders or in connection with any solicitation of shareholder action by written consent (each a “Shareholders Meeting”) within the Standstill Period, in each case that are entitled to vote at any such Shareholders Meeting, to be present for quorum purposes and to be voted, at all such Shareholders Meetings or at any adjournments or postponements thereof, for all directors nominated by the Board for election at such Shareholders Meeting.

2.	Certain Definitions: (a) As used in this Agreement, the term “Voting Securities” shall mean the Common Stock, and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for Common Stock or other securities, whether or not subject to the passage of time or other contingencies; (b) as used in this Agreement, the term “Beneficial Ownership” of “Voting Securities” means ownership of: (i) Voting Securities, (ii) rights or options to own or acquire any Voting Securities (whether such right or option is exercisable immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within the control of such person), compliance with regulatory requirements or otherwise) and (iii) any other economic exposure to Voting Securities, including through any derivative transaction that gives any such person or any of such person’s controlled Affiliates the economic equivalent of ownership of an amount of Voting Securities due to the fact that the value of the derivative is explicitly determined by reference to the price or value of Voting Securities, or which provides such person or any of such person’s controlled Affiliates an opportunity, directly or indirectly, to profit, or to share in any profit, derived from any increase in the value of Voting Securities, in any case without regard to whether (x) such derivative conveys any voting rights in Voting Securities to such person or any of such person’s Affiliates, (y) the derivative is required to be, or capable of being, settled through delivery of Voting Securities, or (z) such person or any of such person’s Affiliates may have entered into other transactions that hedge the economic effect of such Beneficial Ownership of Voting Securities; (c) the term “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act; and (d) the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

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3.	Lock-Up.

(a)	Pereira agrees that, during the period beginning on his acquisition of the Ferdinand Shares through and including December 31, 2015 (such period, the “Restricted Period”), he will not sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale of or otherwise dispose of or hedge, directly or indirectly, any of the Ferdinand Shares, whether owned directly by Pereira (including holding as a custodian) or with respect to which Pereira now or hereafter has or may be deemed to have Beneficial Ownership in accordance with the rules and regulations of the SEC (collectively, the “Acquired Shares”).

(b)	The foregoing restrictions are expressly agreed to preclude Pereira or any of his Affiliates, including Middlesex Corp, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of the Acquired Shares, whether such transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, even if such shares or other securities would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including any put or call option) with respect to any of the Acquired Shares or with respect to any security that includes, relates to, or derives any significant part of its value from the Acquired Shares.

(c)	Notwithstanding the foregoing, Pereira may transfer al or a portion of the Acquired Shares (i) as a bona fide gift or gifts; (ii) to any trust for the direct or indirect benefit of him or his immediate family; (iii) to any corporation, partnership, limited liability company or similar entity of which all of the Beneficial Ownership interests are held by him or his immediate family; (iv) by will, other testamentary document or intestate succession to his legal representative, heir, beneficiary or a member of his immediate family; (v) pursuant to a domestic order or a negotiated divorce settlement; (vi) pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to holders of the Common Stock involving a change of control of the Company, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the Acquired Shares shall remain subject to the restrictions contained in this Agreement; and (vii) if the undersigned is a corporation, partnership, limited liability company or similar entity, to partners, members or stockholders of the undersigned provided that in any transfer or disposition pursuant to clauses (i)-(v) and (vii) of this paragraph, each transferee, distributee or recipient of Acquired Shares agrees to be bound by the same restrictions in place for Pereira pursuant to this Agreement for the duration that such restrictions remain in effect at the time of transfer and executes and delivers to the Company a lock-up and support agreement substantially in the form of this Agreement. For purposes of this paragraph, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

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(d)	Pereira agrees and consents to the entry of stop transfer instructions with the applicable registrars and transfer agents against the transfer of the Acquired Shares, except in compliance with the foregoing restrictions. In furtherance of the foregoing, the Company and the applicable registrars and transfer agents are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement.

4.	Representations and Warranties of All Parties. Each of the parties represents and warrants to the other party that: (a) such party has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder; (b) this Agreement has been duly and validly authorized, executed and delivered by it and is a valid and binding obligation of such party, enforceable against such party in accordance with its terms; and (c) this Agreement will not result in a violation of any terms or conditions of any agreements to which such person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party.

5.	Representations and Warranties of Middlesex. Each member of Middlesex jointly represents and warrants that, as of the date of this Agreement, (i) Middlesex, together with all of the Middlesex Affiliates, collectively Beneficially Own, an aggregate of 5,959,701 (including the Ferdinand Shares) shares of Common Stock; (ii) except for such ownership, no member of Middlesex, individually or in the aggregate with all other members of Middlesex and the Middlesex Affiliates, has any other Beneficial Ownership of, and/or economic exposure to, any Voting Securities, including through any derivative transaction described in the definition of “Beneficial Ownership” above; and (iii) they are not party, and at no time since December 11, 2014 have they been a party, to any agreement, arrangement, or understanding (whether or not in writing) for the purpose of acquiring, holding, voting, or disposing of any Voting Securities of the Company.

6.	Miscellaneous. The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to at law or equity, the other party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery or other federal or state courts of the State of Delaware. In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law. Furthermore, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery or other federal or state courts of the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery or other federal or state courts of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury, (d) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief and (e) irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address of such party’s principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

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7.	No Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

8.	Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

9.	Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

10.	Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

11.	Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by telecopy and email, when such telecopy and email is transmitted to the telecopy number set forth below and sent to the email address set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at (i) for the Company, 800 Third Avenue, 38th Floor, New York, NY 10022, legal@liquidholdings.com, Fax: (212) 293-2472 or (ii) for Middlesex, One Spectacle Pond Road, Littleton, MA, 01460, rwptmc@middlesexco.com, Fax: (954) 416-7999.

12.	Successors and Assigns. This Agreement shall not be assignable by any of the parties to this Agreement. This Agreement, however, shall be binding on successors of the parties hereto.

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13.	No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons.

14.	Interpretation and Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term “including” shall be deemed to mean “including without limitation” in all instances.

[Signature Page Follows]

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IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

LIQUID HOLDINGS GROUP, INC.

By:	/s/ Peter R. Kent
Name: Peter R. Kent
Title: CEO

ROBERT W. PEREIRA

/s/ Robert W. Pereira
Robert W. Pereira

THE MIDDLESEX CORPORATION

By:	/s/ Robert W. Pereira
Name: Robert W. Pereira
Title: CEO